UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Color Star Technology Co., Ltd.

(Name of Issuer)

Ordinary Shares, $0.001 Par Value

(Title of Class of Securities)

G2287A100

(CUSIP Number)

August 11, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2287A100

1.	Names of Reporting Person. Jie Yang
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Republic of Cyprus
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 3,000,000 ordinary shares
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 3,000,000 ordinary shares
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000 ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 10.4%(1)
12.	Type of Reporting Person IN

(1)	Percentage is calculated based on 28,848,822 ordinary shares outstanding as of July 23, 2020 as disclosed in the Issuer’s Form F-3/A filed on July 24, 2020.

CUSIP No. G2287A100

ITEM 1.

(a)	Name of Issuer:

Color Star Technology Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

800 3rd Ave, Suite 2800

New York, NY 10022

ITEM 2.

(a)	Name of Persons Filing:

Jie Yang

(b)	Address of Principal Business Office, or if None, Residence:

Jie Yang

800 3rd Avenue, Suite 2800

New York, NY 10022

(c)	Citizenship:

Jie Yang – Republic of Cyprus

(d)	Title of Class of Securities:

Ordinary Shares

(e)	CUSIP Number:

G2287A100

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4. OWNERSHIP.

The following information with respect to the ownership of the ordinary shares of the Issuer by the Reporting Person is provided as of August 20, 2020:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class (1)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Jie Yang	3,000,000	10.4%	3,000,000	0	3,000,000	0

(1)	Percentage is calculated based on 28,848,822 ordinary shares outstanding as of July 23, 2020 as disclosed in the Issuer’s Form F-3/A filed on July 24, 2020.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2020

/s/ Jie Yang
Name: Jie Yang

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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